EXHIBIT 16


February 7, 2007


Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

We were certifying accountants of Mobile Area Networks, Inc. under the terms of an engagement letter dated October 25, 2005 and reported on its financial statements for the year ended December 31, 2005. On February 1, 2007 our appointment as certifying accountants was terminated.

We have read Item 4 of Form 8-K/A dated February 7, 2007 of the registrant and are in agreement with the statements contained therein that there were no adverse opinions or disclaimers of opinion or modifications as to uncertainty, audit scope or accounting principles, except for a going concern uncertainty regarding the registrant's ability to continue as a going concern, and that there were no disagreements on the matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.


Very truly yours,


/s/ Berman Hopkins Wright & LaHam, CPAs and Associates, LLP